March 27, 2025

Peng Chee Yong
Chief Financial Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

       Re: Mobile-health Network Solutions
           Registration Statement on Form F-1
           Filed March 21, 2025
           File No. 333-286026
Dear Peng Chee Yong:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Lawrence Venick